SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2007	Commission File Number: 1-31556
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F                                               Form 40-F   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes                                               No   X
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
The consent of PricewaterhouseCoopers LLP included as Exhibit 2 to this Form 6-K is incorporated by reference into the Registrant’s registration statement on Form F-10 (No. 333-122290) as an exhibit to such registration statement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 9, 2007	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice-President, Chief Operating Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	2006 Annual Report

2	Consent of PricewaterhouseCoopers LLP